                         [GREAT LAKES POWER INC. LOGO]

                             ANNUAL INFORMATION FORM

                                   May 1, 2001

                                TABLE OF CONTENTS

THE COMPANY ............................................................       1

BUSINESS OF THE COMPANY ................................................       2

DEVELOPMENT OF THE BUSINESS ............................................       3

NORTHERN ONTARIO POWER .................................................       4

GREAT LAKES HYDRO INCOME FUND ..........................................       7

OTHER OPERATIONS .......................................................       9

POWER GENERATION OUTLOOK ...............................................      14

POWER GENERATING FACILITIES ............................................      18

INVESTMENT ACTIVITIES ..................................................      19

FINANCING ARRANGEMENTS .................................................      20

ENVIRONMENTAL MANAGEMENT ...............................................      20

CAPITAL BASE AND DIVIDEND POLICY .......................................      22

MANAGEMENT'S DISCUSSION AND ANALYSIS OF

  FINANCIAL CONDITION AND RESULTS OF OPERATIONS ........................      23

CONSOLIDATED FINANCIAL INFORMATION .....................................      23

QUARTERLY OPERATING RESULTS ............................................      24

DIRECTORS AND OFFICERS .................................................      24

SUBSIDIARIES ...........................................................      26

ADDITIONAL INFORMATION .................................................      26

                                   THE COMPANY

         Great Lakes was formed on March 2, 2001 by the amalgamation under the Business Corporations Act (Ontario) of Great Lakes Power Inc. and a subsidiary of Brascan Corporation, pursuant to a going-private transaction approved by the shareholders of Great Lakes Power Inc. on February 28, 2001. References to the "Company" or "Great Lakes" include Great Lakes Power Inc. and its predecessors and subsidiaries unless otherwise indicated or unless the context otherwise requires. The registered and principal office of Great Lakes is BCE Place, 181 Bay Street, Suite 4400, P.O. Box 762, Toronto, Ontario M5J 2T3.

The primary business of Great Lakes and its subsidiaries is the development and management of electricity generating facilities in Canada and the United States. These operations employ 230 people. Great Lakes also holds a portfolio of financial investments.

Great Lakes conducts its power business through three operating groups:

NORTHERN ONTARIO POWER, a wholly-owned integrated hydroelectric power generation, transmission and distribution system based in Sault Ste. Marie, Ontario. This system is the largest independent producer and distributor of electricity in Ontario.

GREAT LAKES HYDRO INCOME FUND, an unincorporated open-ended trust in which Great Lakes owns 50% of the trust units. The Fund owns the Maclaren Energy hydroelectric generation and transmission system in western Quebec and a 50% interest in the Powell River Energy hydroelectric facilities in southwestern British Columbia.

OTHER OPERATIONS include the following: a 50% interest in Lake Superior Power, which owns and operates a natural gas-fired cogeneration plant in Sault Ste. Marie, Canada; a 65% interest in Valerie Falls Power, which owns a hydroelectric station in northwestern Ontario; wholly-owned Pontiac Power, which owns two hydroelectric power stations in western Quebec; a 75% residual interest in Louisiana HydroElectric Power, which owns and operates a hydroelectric station and flood and sediment control facility in Louisiana; and wholly-owned Highvale Power, which owns coal properties in Alberta that provide fuel for thermal electricity generating stations in that province.

The following table sets forth selected financial information with respect to Great Lakes as at and for the five years ended December 31, 2000:

millions, except per share amounts                       2000        1999        1998        1997           1996
----------------------------------------------------------------------------------------------------------------
FINANCIAL POSITION
Total assets                                           $2,476      $2,405      $2,256      $2,236         $2,347
Debt                                                      952         890         816         762            836
Capital base:
     Convertible debentures                               248         248         248         248            248
     Common shares                                      1,001         968         936         913            864
                                                       ---------------------------------------------------------
                                                        1,249       1,216       1,184       1,161          1,112
REVENUE AND NET INCOME
Gross revenues                                         $  333      $  286      $  292      $  292         $  268
Net income                                                116         113         104         122(3)         112
Net income per common share(1,2)                       $ 0.92      $ 0.90      $ 0.83      $ 0.97(3)      $ 0.89
Dividends per common share(2)                          $ 0.64        0.64        0.64        0.64           0.61
----------------------------------------------------------------------------------------------------------------

(1)      Fully diluted.

(2) Amounts prior to 1998 have been restated to reflect the two-for-one stock split announced in March 1998.

(3) Income for 1997 includes a net investment gain of $12.5 million or $0.10 per share on the sale of common shares of Brascan Limited.

Over the past five years, Great Lakes has not incurred any extraordinary income or expense items, nor has it made any acquisitions requiring full consolidation of results, other than Pontiac Power, which was acquired in December 1996.


GREAT LAKES POWER INC.                                                         1
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GREAT LAKES POWER INC.                                                         2
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                             BUSINESS OF THE COMPANY

The Company's effective voting and non-voting interests in its principal subsidiaries as at May 1, 2001 are depicted in abridged form on the following chart: (1)

                             Great Lakes Power Inc.

           NORTHERN              GREAT LAKES HYDRO INCOME
        ONTARIO POWER                   FUND (50%)                              OTHER OPERATIONS
---------------------------------------------------------------------------------------------------------------
 NORTHERN ONTARIO POWER 100%          MACLAREN ENERGY           LAKE SUPERIOR POWER              LOUISIANA
                                           100%                         50%                 HYDROELECTRIC POWER
                                                                                                   75%(2)

                                    POWELL RIVER ENERGY         VALERIE FALLS POWER            HIGHVALE POWER
                                            50%                         65%                         100%

                                                                   PONTIAC POWER
                                                                        100%

(1) The following abbreviations are used in this document for the Company's power operations: Catalyst Old River HydroElectric Limited Partnership ("Louisiana HydroElectric Power"), Highvale Power Corporation ("Highvale Power"), Great Lakes Hydro Income Fund ("Income Fund"), Hydro-Pontiac Inc. ("Pontiac Power"), Lake Superior Power Limited Partnership ("Lake Superior Power"), Powell River Energy Inc. ("Powell River Energy") and Valerie Falls Power Limited Partnership ("Valerie Falls Power"). The term "Maclaren Energy" used in this document refers to the Maclaren Energy hydroelectric generating, transmission and distribution system in western Quebec. (See also "Subsidiaries" on page 26 of this document.)

(2)  Residual interest


         The following is a summary of Great Lakes' power production base as at May 1, 2001:

                                                                           Generating     Generating       Installed
                                                      Location              Stations         Units          Capacity
--------------------------------------------------------------------------------------------------------------------
                                                                                                         (megawatts)
NORTHERN ONTARIO POWER (1)                        Ontario, Canada              12             22                 327

GREAT LAKES HYDRO INCOME FUND
     Maclaren Energy (1)                           Quebec, Canada              3              10                 238
     Powell River Energy (2,4)                British Columbia, Canada         2               7                  82

OTHER POWER OPERATIONS
     Lake Superior Power (3)                      Ontario, Canada              1               3                 110
     Valerie Falls Power (2)                      Ontario, Canada              1               2                  10
     Pontiac Power (2)                             Quebec, Canada              2               7                  28
     Louisiana HydroElectric Power (2)           Louisiana, U.S.A.             1               8                 192
--------------------------------------------------------------------------------------------------------------------
                                                                               22             59                 987
====================================================================================================================

(1)  Integrated hydroelectric power generating and transmission systems
(2)  Other hydroelectric stations
(3)  Natural gas-fired cogeneration plant
(4)  Powell River Energy was acquired in February 2001


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GREAT LAKES POWER INC.                                                         3
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         Operating statistics for the Company's power operations as at and for the five years ended December 31, 2000 are shown below:

                                                    2000             1999             1998             1997             1996
----------------------------------------------------------------------------------------------------------------------------
INSTALLED CAPACITY (megawatts)
     Northern Ontario Power                          327              321              319              306              305
     Maclaren Energy                                 238              238               --               --               --
     Lake Superior Power                             110              110              110              110              110
     Valerie Falls Power                              10               10               10               10               10
     Pontiac Power                                    28               28               28               28               28
     Louisiana HydroElectric Power                   192              192              192              192              192
----------------------------------------------------------------------------------------------------------------------------
                  TOTAL                              905              899              659              646              645
============================================================================================================================

ELECTRICITY GENERATION (gigawatt hours)
     Northern Ontario Power                        1,369            1,503              969            1,484            1,801
     Maclaren Energy (1)                           1,554            1,452               --               --               --
     Lake Superior Power (2)                         852              843              820              840              849
     Valerie Falls Power                              51               51               16               45               58
     Pontiac Power (3)                               217              205              166              193              197
     Louisiana HydroElectric Power                   538              810            1,074            1,046              974
----------------------------------------------------------------------------------------------------------------------------
                  TOTAL                            4,581            3,604            3,045            3,608            3,682
============================================================================================================================

ELECTRICITY SALES (gigawatt hours)
     Northern Ontario Power (4)                    2,309            2,341            2,378            2,313            2,270
     Maclaren Energy (1)                           1,573            1,492               --               --               --
     Lake Superior Power (2)                         852              843              820              840              849
     Valerie Falls Power                              51               51               16               45               58
     Pontiac Power (3)                               214              202              164              189              194
     Louisiana HydroElectric Power                   520              780            1,033            1,004              938
----------------------------------------------------------------------------------------------------------------------------
                  TOTAL                            5,519            4,410            4,411            4,391            4,115
============================================================================================================================

(1) Acquired in November 1999. Maclaren Energy's electricity generation and sales for the last 43 days of 1999 of 191 GWh and 193 GWh, respectively, are included in Company totals for that year.
(2) Includes electricity equivalents of contracted gas sales by Lake Superior Power.
(3) Pontiac Power was acquired in December 1996. Its electricity generation and sales in 1996 are not included in Company totals for that year.
(4) Includes power purchased externally to meet customer demand in the Northern Ontario Power service area.


                           DEVELOPMENT OF THE BUSINESS

The Company's primary emphasis since 1990 has been the development and expansion of its power generating business. In 1992, the Company's name was changed from Great Lakes Group Inc. to its present name, Great Lakes Power Inc., to reflect this business emphasis.

In 1990, Louisiana HydroElectric Power completed construction of the 192 megawatt ("MW") Sidney A. Murray, Jr. generating station and flood and sediment control facility, located on a diversion of the Mississippi River near Vidalia, Louisiana. The station started producing electrical power that year.

In 1992, Lake Superior Power commenced construction of a 110 MW natural gas-fired cogeneration plant in Sault Ste. Marie, Ontario, which was completed and started producing electrical power in 1993.

In 1993, the Company entered into a partnership to develop a 10 MW hydroelectric generating station near Valerie Falls on the Seine River in northwestern Ontario. The Valerie Falls Generating Station started producing electrical power in late 1994 and was officially opened in 1995.

In 1996, the Company acquired Highvale Power, which owns coal properties in Alberta and sells coal, under long-term royalty agreements, to TransAlta Utilities Corporation. In 1996, it also acquired Pontiac

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GREAT LAKES POWER INC.                                                         4

Power, which owns two hydroelectric generating stations in western Quebec with a combined generating capacity of 28 MW.

         In March 1998, the Company implemented a two-for-one stock split, which increased the number of the Company's common shares from 50,696,967 to 101,393,934. All share and per share information in this Annual Information Form for periods prior to 1998 reflects this share split on a retroactive basis. In June 1998, the Company issued US $105 million of 6.57% Series 4 First Mortgage Bonds due June 2003.

         In July 1999, Great Lakes increased its residual ownership interest in Louisiana HydroElectric Power from 50% to 75% for an aggregate consideration of $70 million. In August 1999, Great Lakes issued US $200 million of 8.3% Notes maturing March 1, 2005. The proceeds were used in part to repay US $125 million of 8.9% Notes which came due on December 1, 1999.

         In November and December 1999, Great Lakes acquired a 40% interest in Great Lakes Hydro Income Fund, which at the time owned and continues to own the Maclaren Energy hydroelectric power generation, transmission and distribution system in western Quebec, for an aggregate purchase price of $89 million. In May 2000, Great Lakes increased its ownership of the Income Fund from 40% to 50% for $22 million.

         In December 2000, the Company's major shareholder, Brascan Corporation ("Brascan"), announced a going private transaction in which Brascan and GLP NT Corporation would become the Company's sole shareholders. Brascan and its affiliates hold a 74.5% equity interest in GLP NT Corporation. The proposed transaction took the form of an amalgamation in which the public shareholders would receive either cash consideration of $19.00 per share or a share exchange of 0.905 of a Brascan Class A Limited Voting Share per common share of Great Lakes. Following a review by an Independent Committee of the board of the Company, the board unanimously recommended in favour of this proposal, which was approved by the Company's shareholders at a Special Meeting held on February 28, 2001.

         Pursuant to this offer, Brascan acquired the outstanding 4.3 million publicly held common shares of Great Lakes in exchange for approximately $250,000 in cash and 3.9 million Class A Limited Voting Shares of Brascan. The successor private company established on March 2, 2001 carries on the affairs of the Company under the name Great Lakes Power Inc. As a result of this transaction, the Company is no longer listed on The Toronto Stock Exchange or on any other public securities market. The Company continues as a Reporting Issuer since it has issued public debt in the United States.

         In 2000, Great Lakes announced a $500 million capital investment program as part of a business plan to double the earnings from its power business by 2005. This plan includes the development and acquisition of hydroelectric generating facilities in Canada and the United States. During 2001, construction commenced on two new hydroelectric generating stations, the 45 MW High Falls redevelopment in northern Ontario and the 30 MW Pingston Creek station in British Columbia, both of which are expected to be completed in the latter part of 2002. Great Lakes also advised Brascan on the development of new hydroelectric generating stations in Brazil, two of which started construction in the first half of 2001.

         On February 2, 2001, the Income Fund acquired a 50% interest in Powell River Energy in British Columbia, which owns two hydroelectric stations with an aggregate installed capacity of 82 MW and related transmission facilities having a total cost of $113 million.


                             NORTHERN ONTARIO POWER

OVERVIEW

         Great Lakes is the largest privately-owned power company in Ontario, based on the number of gigawatt hours of electricity sold to its customers. It is one of the lowest-cost electricity producers in Ontario and among the lowest-cost producers in North America.


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GREAT LAKES POWER INC.                                                         5

         Great Lakes' integrated hydroelectric generation, transmission and distribution system in northern Ontario ("Northern Ontario Power" or "the system"), held through wholly-owned Great Lakes Power Limited ("GLPL"), supplies electricity directly and indirectly to 43,900 customers in the city of Sault Ste. Marie and other communities in the Algoma District ("Algoma"). It generates electricity from its 12 wholly-owned hydroelectric generating stations, which are located on the St. Mary's, Montreal, Michipicoten and Magpie Rivers and have a total installed capacity of 327 MW. These stations generate, on average, approximately 65% of the power required to meet the needs of the system's customers. The balance of the electrical power required to serve its customers is purchased from Ontario Power Generation Inc. ("OPG").

         Northern Ontario Power's 12 generating stations are operated by remote control through fibre-optic cable and microwave from a control centre in Sault Ste. Marie. Power generated is distributed through a network of substations and transmission lines built, owned and maintained by Great Lakes. Substations on each river system are linked by 449 miles of 115 and 230 kilovolt ("kV") transmission lines. The system is interconnected with the Ontario power grid controlled by the Independent Market Operator at Wawa, Ontario, and via two 230 kV transmission lines at Mississagi, Ontario, 46 miles east of Sault Ste. Marie. Northern Ontario Power supplies electricity to its direct customers through 1,064 miles of distribution lines. These operations employ 129 people.

DEVELOPMENT OF THE SYSTEM

Directly and through predecessor companies, the Company has provided hydroelectric power to Sault Ste. Marie and surrounding areas in Algoma since 1916. Hydroelectric power was first developed by Great Lakes on the St. Mary's River. The people of Sault Ste. Marie and Algoma voted in 1928 to retain Great Lakes as a private electricity supplier. Great Lakes later acquired and developed power generating sites on the Michipicoten, Montreal and Magpie Rivers to become the sole supplier of power in the Algoma district. Since the 1920s, Great Lakes' customers have repeatedly renewed its franchise, based on its record of providing reliable and competitively priced hydroelectric power.

MARKET FOR SERVICES

As of December 31, 2000, the system provided electric power to 11,497 customers directly and 32,396 customers indirectly via PUC Inc. (formerly the Sault Ste. Marie Public Utilities Commission), which accounted for approximately 31% of the system's gigawatt hour power sales in 2000. Its two largest industrial customers, Algoma Steel Inc. and St. Marys Paper, both located in Sault Ste. Marie, accounted for 36% and 17%, respectively, of gigawatt hour power sales in 2000. The system also supplies power directly to commercial, industrial and residential customers in areas of Algoma north and east of Sault Ste. Marie, which together accounted for 16% of gigawatt hour sales in 2000.

         Power sales to the system's main customers are shown below for the two years ended December 31, 2000:

gigawatt hours                                       2000                   1999
--------------------------------------------------------------------------------
PUC Inc.                                              722                    716
Algoma Steel                                          821                    844
St. Marys Paper                                       396                    417
Other customers                                       370                    364
--------------------------------------------------------------------------------
                                                    2,309                  2,341
================================================================================

Power demand is expected to increase moderately in the foreseeable future. On April 23, 2001, Algoma Steel sought and received protection under the Companies' Creditors Arrangement Act ("CCAA"). During the period of CCAA protection, Algoma Steel continues to operate and has made arrangements with Northern Ontario Power to purchase electricity on a pre-paid basis. St. Marys Paper has invested recently in new operating facilities and is expected to maintain its power demands consistent with current levels. Demand from the City of Sault Ste. Marie is also expected to remain stable. Great Lakes is anticipating an increase in its customer base from new companies locating within its service area.


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GREAT LAKES POWER INC.                                                         6

Interruptions in, or decreased levels of, demand from these customers may have a short-term negative impact on power generating operating income. However, Great Lakes has the ability under its Power Purchase Agreement with OPG, described below, to reduce the amount of power purchased over time to offset declines in power sales.

It is expected that the system will continue to provide a relatively stable level of earnings for Great Lakes. However, income is affected by fluctuations in water levels resulting from changes in the amount of precipitation in its watershed area, as lower than average water levels reduce internal power generation and correspondingly increase the need to purchase higher-cost power to meet its customers' electricity demands. Over the longer run, changes in Ontario's electricity market may give rise to new and different sources of income for Northern Ontario Power, including revenues from its transmission and distribution operations which are more stable, since they are independent of water conditions and subject to a new regulatory regime.

PRODUCTIVITY AND RELIABILITY

The Company's power generating management system identifies the system's most cost-efficient generators for use at any given time to make best use of available water resources. In 1999, the Company completed the installation of a new supervisory control and data acquisition system ("SCADA") with state-of-the-art capabilities for system monitoring and energy management. The productivity gains from these systems, and further planned improvements to its system controls should enable the Company to maintain its position as a low-cost generator of electricity.

Microprocessor and fibre-optic-based relay and tele-control systems are used to operate the system's stations. Above-grade fibre-optic cables have been installed for the generating stations on the Michipicoten and Montreal Rivers. This technology has improved the efficiency of the system's generating facilities and reliability of its transmission and distribution wires.

The Company has a comprehensive maintenance program to extend the operating life of its generating facilities and to maintain unit efficiency. This program includes annual examinations of major items of equipment, intensive reviews of dams, weirs and spillways every four to five years, and complete overhauls of generating units as required.

         Great Lakes' returbining program continued in 2000 with the repowering of three generating units at the Andrews, Hogg and MacKay generating stations, which added 6 MW of capacity to these stations. This work included replacing the original turbine runners with new runners that are designed to optimize efficiency and output while resisting cavitation. Along with related improvements, this program has since 1995 added a total of 23 MW of capacity, increasing the system's total installed capacity to 327 MW.

POWER PURCHASE AGREEMENT WITH ONTARIO POWER GENERATION INC.

Pursuant to a power purchase agreement with OPG (formerly part of Ontario Hydro), dated January 28, 1985 (the "Power Purchase Agreement"), Great Lakes can currently purchase from OPG up to 190,000 kilowatts in the on-peak period and up to 275,000 kilowatts in the off-peak period without penalty. If power requirements exceed 190,000 kilowatts in the on-peak period, Great Lakes is subject to an excess capacity charge of 25%. Under this agreement, Great Lakes is currently required to pay for a minimum of 42,250 kilowatts per month.

Under the terms of the Power Purchase Agreement, the system's power rates were approved by the former Ontario Hydro. Until its restructuring in April 1999, Ontario Hydro was charged with the responsibility for generating, supplying, and delivering electricity throughout Ontario and regulated these rates on a basis generally consistent with that used by public utility boards in various provinces of Canada. Northern Ontario Power may be affected by changes now under way in the regulation of Ontario's electrical power industry, as described further on page 15.

WATER POWER LEASES

An Order-in-Council of the Province of Ontario permitting the use in perpetuity of 20,000 cubic feet of water per second from the St. Mary's River was issued to a predecessor company in 1919. In addition,


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GREAT LAKES POWER INC.                                                         7
pursuant to an Order-in-Council passed on December 20, 1978, Great Lakes entered into a water power agreement with the Province of Ontario for a term of 40 years, commencing September 1, 1982 and ending August 31, 2022, which provides for the use of additional water from the St. Mary's River, to an amount not to exceed the amount approved for diversion for power purposes by the International Joint Commission, the commission responsible, among other things, for governing international boundary waters.

Great Lakes has entered into water power lease agreements with the Province of Ontario providing for water rights for Great Lakes' eight generating stations located on the Montreal and Michipicoten Rivers. These agreements extend or are renewable to the year 2002. The leases allow the use of the water flow in the river systems used by Great Lakes to generate power. Great Lakes has commenced negotiations for a further 30-year term on these leases, which it expects to conclude successfully in 2001. Great Lakes has also entered into water power lease agreements, which expire in 2020, providing for water rights for its three generating stations located on the Magpie River.

DEVELOPMENT OPPORTUNITIES

The former Ontario Hydro, as part of its energy conservation efforts, applied time-of-use billing which effectively places premium rates on electricity generated during peak periods. This benefits the operation of Northern Ontario Power, since its reservoirs can store water during periods of low power demand and release water for power generation in peak periods when higher rates apply. This method of billing also presents a number of development and redevelopment possibilities.

Studies made of the development potential of the Company's four northern Ontario river systems have indicated a number of projects which could add up to 100 MW of additional peaking capacity. These include the development of a new 45 MW hydroelectric generating station to replace the existing 27 MW facility at the High Falls site on the Michipicoten River. Construction of this $75 million project commenced in the second quarter of 2001 for expected completion in the fourth quarter of 2002.

The potential also exists for a pumped storage facility to increase the on-peak generation of the Montreal River system. In this project, water would be pumped during off-peak hours from Lake Superior to the Gartshore reservoir, located within two miles of the lake. It would then be pumped to the MacKay reservoir, and stored there to replace water used during on-peak hours. In its initial stage, this facility could add approximately 40 MW to the Montreal River system's peak generating capacity, with a potential of more than 500 MW of additional capacity.

Permitting and preliminary engineering are under way for a $25 million high-voltage transmission interconnection with utilities in the adjacent US states of Michigan and Wisconsin. This involves building transmission lines with a capacity of up to 300 MW at 230 kilovolts linking Ontario and these utilities. This interconnection would greatly enhance the feasibility of the proposed Montreal River pumped storage facility and other expansions to the system, and would provide the physical connections to enable the Company to sell its power in the United States.


                          GREAT LAKES HYDRO INCOME FUND

         Great Lakes owns a 50% interest in Great Lakes Hydro Income Fund, an unincorporated open-ended trust created in 1999. Great Lakes acquired a 40% interest in the Income Fund in November and December of 1999 for $89 million and increased this interest to 50% in May 2000 for $22 million. The other units in the Income Fund are currently held by the public. The Income Fund's units are listed for trading on The Toronto Stock Exchange.

         The Income Fund's two operations are the wholly-owned Maclaren Energy system in Quebec and a 50% interest in Powell River Energy in British Columbia. The Fund holds its interests in these operations through the wholly-owned Great Lakes Power Trust.


--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                         8

MACLAREN ENERGY

OVERVIEW

         The Maclaren Energy hydroelectric generation, transmission and distribution system ("Maclaren Energy") is located in western Quebec on the Lievre River system, a tributary of the Ottawa River. Maclaren Energy was developed by James Maclaren Industries Inc., a subsidiary of Nexfor Inc. ("Nexfor"), to service the electricity needs of its pulp and paper operations and other industrial customers. In 1999, Nexfor sold Maclaren Energy to the Income Fund, retaining 21% of the units in the Fund which it sold in May 2000.

         Maclaren Energy's production base consists of three generating stations on the Lievre River having a combined generating capacity of 238 MW. The 105 MW Masson station is located in the town of Masson-Angers just north of the Ottawa River and 18 miles east of the City of Hull. The Masson Station is the operating centre for the Maclaren Energy system and, since 1998, for the two Pontiac Power stations. The 38 MW Dufferin station is located in the City of Buckingham three miles upstream. One generating unit at the Dufferin Station is scheduled for returbining in 2001. The uppermost station on the river, the 95 MW High Falls plant, is located 24 miles north of the Ottawa River.

Water for these power stations is stored primarily at three reservoirs located upstream on the Lievre River and two of its tributaries, which are owned and operated by the Government of Quebec. The system also includes five substations and approximately 30 miles of 120 kV transmission lines. These have four interconnections with the Quebec power grid and two with the Ontario power grid. During 2000, the power interconnection at Masson, Quebec was upgraded and expanded from 240 MW to 400 MW.

PROJECT AGREEMENTS
         In 1999, Great Lakes entered into a Power Agency and Guarantee Agreement ("PAGA") with the Hydro Fund, expiring in 2019, under which Great Lakes guarantees that the Hydro Fund will receive the guaranteed price for all electricity produced and delivered by the Maclaren Energy system, except in certain limited circumstances. The guaranteed price was initially set at (i) $37.00 per megawatt hour ("MWh") for 1,065,000 MWh of electricity in any given year, and (ii) $30.00 per MWh for electricity in excess of 1,065,000 MWh in any given year. Commencing January 1, 2001, the guaranteed price is subject to an annual adjustment equal to the lesser of 3% or 40% of the increase in the Consumer Price Index during the previous year. Great Lakes acts as the Hydro Fund's exclusive agent in respect of sales of electricity and provides sales, scheduling, dispatching and transmission services.

         Under the PAGA, a hydrology reserve facility is provided by Great Lakes to the Income Fund to a maximum amount of $15 million in order to levelize cash distributions to Income Fund unit holders as a consequence of changes in hydrology from year to year. The facility is available for a period ending on the earlier of (i) November 18, 2014, and (ii) the date of the sale of all or substantially all of the power system. The Income Fund is entitled to draw up to $5 million per year for such purposes. The facility is unsecured, will bear interest at the prime rate of a Canadian chartered bank plus 2% and will be repayable solely from excess revenues of the Hydro Fund in years when electricity generated and delivered by the power system exceeds 1,418 GWh per annum or upon the sale of all or substantially all of the power system.

         In 1999, Great Lakes entered into a Management, Operations and Maintenance Agreement with the Income Fund expiring in 2019, to operate and maintain the Maclaren Energy system in accordance with prudent business practice and an approved annual operating plan. In addition, Great Lakes provides the Income Fund with certain administrative and support services. These services are provided through Maclaren Energy Inc., a wholly-owned subsidiary of Great Lakes which employs 40 people.

         Under a Hydraulic Power Lease with the Government of Quebec expiring in 2019, the Income Fund is the lessee of certain publicly-owned hydraulic rights on the Lievre River and also holds the right to have water stored in the three upstream reservoirs.


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GREAT LAKES POWER INC.                                                         9
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         In April 2000, the Income Fund completed the offer of $100 million of
First Mortgage Bonds, pursuant to a private placement, with the proceeds used to repay a bridge loan provided by Nexfor. The offering consisted of three series:
(i) $50 million of 7.33% Series 1 Bonds due 2005; (ii) $25 million of 7.55% Series 2 Bonds due 2010; and (iii) $25 million of 7.78% Series 3 Bonds due 2015.

POWELL RIVER ENERGY

OVERVIEW

Powell River Energy Inc. ("Powell River Energy") is a Canadian corporation owned 50% by the Income Fund, through its wholly-owned affiliate, the Powell River Energy Trust, and 50% by Pacifica Paper Inc. ("Pacifica Paper"), both on a fully diluted basis. In February 2001, Powell River Energy acquired from Pacifica Paper two hydroelectric generating stations with a combined generating capacity of 82 MW and related transmission facilities located in city of Powell River, British Columbia, for cash consideration of $113 million and assumption of a future income tax liability.

The Powell River Energy facilities were built to provide electricity for the pulp and paper operations of Pacifica Paper and its predecessors in the city of Powell River, which is located on the west coast of the British Columbia mainland approximately 100 miles north of the city of Vancouver. Its production base consists of two generating stations containing seven generating units with a total installed capacity of 82 MW and an average annual generation of 520 GWh.

The Powell River generating station comprises three powerhouses containing five generating units located in the town of Powell River. The Lois Lake generating station consists of one powerhouse containing two units located 10 miles south of the Powell River facilities. Water for these stations is stored in two large lakes created by the dams of the two facilities: Powell Lake, which is approximately 26 miles in length; and Lois Lake, which together with three interconnected lakes is approximately 10 miles in length. These lakes have a total usable water storage of 432,353 cfs days. Power from the Lois Lake facilities is delivered, via 12 miles of transmission lines owned by Powell River Energy, to a distribution system in Powell River. These facilities are also interconnected to the British Columbia power grid.

PROJECT AGREEMENTS

All of the energy generated by Powell River Energy is sold to Pacifica Paper pursuant to a 10-year "take or pay" agreement dated January 31, 2001. Pacifica Paper must purchase all the energy delivered on a first priority basis before purchasing or otherwise receiving any other energy for its mill. Pacifica Paper is restricted from selling or using the energy from the power facilities other than at its mill. Pacifica Paper pays $34.95 per MWh, increasing annually by an amount equal to 20% of the increase in the Consumer Price Index for the year. Powell River Energy may make the electricity generated by the power facilities available to others if it is not otherwise needed in the ordinary course of the mill's business.

Powell River Energy has also entered into an Operations and Maintenance agreement with Maclaren Energy Services Management Inc., an indirect wholly-owned subsidiary of Great Lakes, to operate and maintain the Powell River Energy facilities in accordance with prudent business practice and an approved annual operating plan.


                                OTHER OPERATIONS

Great Lakes' other operations include Lake Superior Power and Valerie Falls Power in Ontario, Pontiac Power in Quebec and Louisiana HydroElectric Power in the United States. Great Lakes also owns coal royalty operations through Highvale Power in Alberta.

LAKE SUPERIOR POWER

OVERVIEW

Lake Superior Power Limited Partnership ("Lake Superior Power") is a limited partnership formed in 1991 to develop and operate a 110 MW natural gas-fired cogeneration plant in Sault Ste. Marie, Ontario. Great


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GREAT LAKES POWER INC.                                                        10

Lakes and Westcoast Energy Inc. ("Westcoast"), a Canadian natural gas distribution company, are limited partners in the project each holding a 49.5% interest. The general partner is Lake Superior Power Inc., which holds a 1% interest in the project. Each of Great Lakes and Westcoast holds a 50% interest in Lake Superior Power Inc. Net income earned by the partnership is distributed with the mutual consent of the partners. Great Lakes holds its interests in the general and limited partnerships through GLPL.

The Lake Superior Power cogeneration plant commenced production in 1993 and completed its first full year of operation in 1994. It uses two aero-derivative natural gas-driven turbines to generate electricity. Heat generated by the gas turbines is captured by two heat-recovery steam generators and the high pressure steam they produce is in turn used to drive a steam turbine to generate additional electrical energy. Low pressure steam is also available for sale to industrial customers. These operations employ 16 people under the management of Lake Superior Power.

PROJECT AGREEMENTS

Lake Superior Power has entered into gas supply agreements with each of Petro-Canada Inc. ("Petro-Canada") and Talisman Energy Inc. ("Talisman") for the purchase of the natural gas required to run the cogeneration turbine engines. Each agreement is for a term of 15 years which commenced on November 1, 1993, and is extendible on a year to year basis if mutually agreed by the parties. Subject to certain minimums and maximums, each agreement provides for the delivery of natural gas required by Lake Superior Power as determined on a daily basis. In the event Lake Superior Power fails to purchase certain minimum amounts of natural gas under either agreement, it may, in certain circumstances, be obligated to make deficiency payments to the gas suppliers. Under each agreement, the price for the purchase of the gas is determined according to a fixed rate schedule which is, in part, based on the price at which power produced by the plant is being purchased. Lake Superior Power's gas supply agreement with Talisman provides that if the contract price for the purchase of natural gas is altered by legislation and the new contract price cannot be passed on or recovered under the power sales agreement between Lake Superior Power and OEFC, described below, either party may elect to terminate the agreement. The gas supply agreement with Petro-Canada provides that upon the termination of the power sales agreement between Lake Superior Power and OEFC, the obligations of each party under the agreement will be suspended. If the power sales agreement with OEFC is not replaced within a 12 month period, the gas supply agreement will terminate.

Lake Superior Power has entered into 15-year transportation agreements, which commenced on January 1, 1994, with TransCanada Pipelines Limited ("TransCanada") and Centra Gas Ontario Inc. ("Centra Gas") for the transportation of natural gas. TransCanada transports natural gas from Alberta to Sault Ste. Marie on the Nova and/or Transgas systems, where it is then delivered locally by Centra Gas.

Lake Superior Power is party to a 20-year power sales agreement with Ontario Electricity Financial Corporation ("OEFC") (formerly part of Ontario Hydro), which commenced on April 1, 1994 under which OEFC has agreed to purchase all of the electric power produced by the cogeneration plant according to a fixed price schedule, subject to OEFC's periodic right to require Lake Superior Power to curtail production within certain limits. Curtailment beyond these limits is subject to negotiation and compensation by OEFC. OEFC may terminate the agreement in certain circumstances, including on 60 days notice in the event that Lake Superior Power fails to meet certain performance requirements for a period of 24 consecutive months. Lake Superior Power may elect to reduce the production of electricity within agreed limits and resell contracted gas purchases to take advantage of higher gas prices.

Low pressure steam not used to produce electricity is available for sale to industrial customers. Lake Superior Power is currently able to sell low pressure steam to St. Marys Paper under an agreement entered into with St. Marys Paper in October 1994.

The plant systems, equipment and facilities of Lake Superior Power are all designed for a 110 MW plant. However, the layout of the plant and site space have been designed to make it possible to double the plant's capacity. This will be undertaken if and when additional long-term supply contracts can be arranged.


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GREAT LAKES POWER INC.                                                        11

The capital cost of the Lake Superior Power plant was $120 million. The construction of the plant was initially financed by equal investments of each of Great Lakes and Westcoast. During 1995, Lake Superior Power arranged $84 million of limited recourse financing for the facility.

VALERIE FALLS POWER

OVERVIEW

Valerie Falls Power Limited Partnership ("Valerie Falls Power") is a limited partnership formed in 1993 to develop a 10 MW hydroelectric station on the Seine River at Valerie Falls, three miles north of Atikokan in northwestern Ontario. Great Lakes holds a 65% controlling interest in the partnership through GLPL, the general partner. The other 35% interest in Valerie Falls Power is held by the limited partner, Seine River Power Inc., a company controlled by a local business partner. Development of the project was carried out jointly by Great Lakes and its local partner and, since completion, the project has been managed and operated by Great Lakes through Northern Ontario Power.

Construction began on the project in 1993. The station was completed and started producing power in 1994 and was officially opened in 1995. The power plant was built on a man-made diversion of the Seine River around the site of the former Steep Rock Iron Mine and contains two 5.0 MW turbine generators.

PROJECT AGREEMENTS

The capital cost of this station was $23 million. Of this amount, $16.5 million was financed through a term loan facility maturing November 20, 2001, with the remainder being financed by contributions of each partner. Under the terms of the loan agreement, all available net income from this project after operating expenses is applied to pay interest and reduce the principal outstanding under the loan. Valerie Falls Power has given as security under the credit agreement, among other things, a fixed and floating charge on all of its assets and an assignment of its accounts receivable and rights under material contracts and permits. The term loan also provides for a dry-year facility under which Valerie Falls Power may, subject to certain conditions, borrow an additional $500,000 on a revolving basis to make required interest payments under the term loan in the event that there is a deficiency in the cash flow available for such payments as a result of low water conditions.

Valerie Falls Power is party to a power sales agreement dated June 1992 with OEFC for the sale of power produced by the station, which terminates on December 31, 2042. Under the terms of the agreement, OEFC has agreed to purchase all of the power produced by the plant for 50 years, according to a fixed-price schedule based, in general, on the Ontario Consumer Price Index. If the plant fails to produce power for 24 consecutive months, the terms of the agreement allow OEFC to terminate the agreement upon 60 days written notice.

Under an agreement with the Ministry of Natural Resources, Valerie Falls Power holds a water power lease agreement and necessary land use rights, including those for roads and transmission lines, for a term of 50 years expiring in 2044.

PONTIAC POWER

OVERVIEW

         Hydro-Pontiac Inc. ("Pontiac Power") is a Quebec corporation acquired by Great Lakes in December 1996. Pontiac Power owns two hydroelectric generating stations on tributaries of the Ottawa River in western Quebec, with a combined generating capacity of 28 MW. Great Lakes operates these facilities with a staff of 10 managed by Maclaren Energy Inc.

The 11 MW Waltham station on the Noire River is owned by Waltham Power Company, Limited Partnership ("Waltham Power") which was formed in 1994 for the purpose of owning the Waltham station and related project assets. The 17 MW Coulonge station on the Coulonge River near Fort Coulonge was built in 1994 and is owned by Coulonge Power Company, Limited Partnership ("Coulonge Power"), which was formed in 1993 for the purpose of developing and owning the Coulonge station and related project assets.


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GREAT LAKES POWER INC.                                                        12

Great Lakes, through Pontiac Power, owns 100% of Waltham Power and Coulonge Power. In each case, Pontiac Power is the general partner and the wholly-owned subsidiary is the limited partner. Earnings contribution from Pontiac Power was recognized by the Company effective January 1, 1997.

PROJECT AGREEMENTS

Coulonge Power and Waltham Power have each entered into power contracts with Hydro-Quebec for the sale of power produced by the Waltham and Coulonge Stations, respectively. Under these contracts, Hydro-Quebec has agreed to purchase all of the power produced by these stations at rates which increase annually according to the increase in the consumer price index for the preceding year. The contracts have a term of 25 years, commencing December 1, 1995 for Waltham and December 1, 1994 for Coulonge. Both contracts include a renewal provision for a further 25 years on completion of the current contracts in 2019 and 2020, respectively.

Under Waltham Power's current agreement with Hydro-Quebec, Hydro-Quebec purchases all of the power produced by Waltham. Under an agreement between Ontario Hydro and Hydro-Quebec, the portion of power generated by the Waltham Station which is surplus to the requirements of its rural customers in Quebec is transmitted over Pontiac Power's 44 kV interconnection transmission lines to substations in the City of Pembroke. This power is then wheeled back to Hydro-Quebec by Ontario Hydro Services Inc., now known as Hydro One Inc. (formerly part of Ontario Hydro).

Waltham Power and Coulonge Power have each entered into lease agreements with the government of Quebec which include water and land use rights and the right to maintain and operate dams on the Noire River (in the case of Waltham Power) and the Coulonge River (in the case of Coulonge Power) to store water in the lakes on these rivers in order to regulate the flow of water to the Waltham and Coulonge stations, respectively. The Waltham lease runs from January 1, 1992 to December 31, 2011 with a right to renew for a further 20-year term. The Coulonge lease runs from February 1, 1991 to November 30, 2019 with a right to renew for a further 15-year term.

Project financing for the 1995 upgrade of the Waltham powerhouse was provided by a group of Canadian life insurance companies in the form of a $24.2 million non-recourse loan facility which has a term to maturity of 25 years from December 1, 1995 and bears interest at 10.985% per annum. Waltham Power has granted the lenders security in the project assets, including the Waltham power house, equipment and Waltham Power's rights under material contracts and permits.

Project financing for the construction of the Coulonge project was provided by a group of Canadian life insurance companies in the form of a $43 million non-recourse loan facility which has a term to maturity of 24 years from December 1, 1994 and bears interest at 10.256% per annum. Coulonge Power has granted the lenders security in the project assets including the Coulonge power house, equipment and Coulonge Power's rights under material contracts and permits.

LOUISIANA HYDROELECTRIC POWER

OVERVIEW

Catalyst Old River HydroElectric, Limited Partnership ("Louisiana HydroElectric Power" or "the partnership") is a limited partnership formed to develop and operate a combined hydroelectric generating station and flood and sediment control facility on a diversion of the Mississippi River near the Town of Vidalia ("Vidalia"), Louisiana, north of Baton Rouge. Great Lakes holds a 75% residual interest in the partnership through wholly-owned Catalyst Vidalia Corporation and Vidalia Holding, LLC, which hold, respectively, a 50% general partnership interest and a 25% limited partnership interest in Louisiana HydroElectric Power. Dominion Capital Inc. ("Dominion Capital") holds the remaining 25% limited partnership interest. Louisiana HydroElectric Power employs 36 people under the direction of the partnership.

After commencing power production in 1990, the facility was sold to institutional investors in a sale and leaseback transaction for US $633 million. Under the transaction, the partnership retained operational responsibilities and long-term ownership rights.


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GREAT LAKES POWER INC.                                                        13

         The hydroelectric generating station, known as the Sidney A. Murray, Jr. Generating Station, is located on a man-made channel which diverts water from the Mississippi River to the Red and Atchafalaya Rivers five miles away. The station uses the natural difference in elevation between these two river systems to generate electricity. It contains eight turbines with an installed capacity of 192 MW, making it one of the largest run-of-the-river stations in the world. The facility and inflow channel form an integral part of the US Army Corps of Engineers' flood and sediment control system for the lower Mississippi River.

PROJECT AGREEMENTS

Substantially all of the power produced by the facility is sold to Entergy Louisiana, Inc. ("Entergy") under a long-term power sales agreement based on a predetermined price schedule. The remaining power is sold directly to Vidalia pursuant to a power sales agreement. Both of these agreements have substantially similar terms, are on a "pay if delivered" basis and expire on December 31, 2031. Both agreements have been approved by the Louisiana Public Service Commission. The power sales agreement with Entergy allows the partnership to designate, subject to certain minimums and maximums, the amount of the annual output of the station to be sold to Entergy. The partnership may sell up to 94% of the station's power output to Entergy. Vidalia has agreed to purchase the remaining 6% of the station's annual output. It is anticipated that the partnership will elect to have Entergy purchase its maximum entitlement throughout the term of the Entergy power purchase contract.

The revenues from these sales are expected to exceed the operating costs, annual capital expenditures and lease principal and interest payments due to the institutional investors and lenders. Surplus cash flows accrue to the partners. Under the terms of the sale and leaseback transaction, however, revenues from the operation of the facility must be deposited in certain trust accounts for the payment of operation and maintenance costs, lease and royalty payments and certain other costs. Distributions from these accounts are made annually to the partners subject to certain requirements to maintain, among other things, a certain lease coverage ratio and minimum lease reserve accounts.

Louisiana HydroElectric Power is also required to maintain a low-water flow revolving credit facility with a financial institution in order to meet cash flow deficiencies which may arise under certain low-water conditions. The low-water credit facility currently in place has a rolling five-year term that renews each November unless cancelled by the lender.

The Federal Energy Regulatory Commission ("FERC") license to operate the facility is held jointly by the partnership and Vidalia. The transmission lines and the accompanying right-of-way to Entergy's substation are governed by an agreement with Vidalia dated June 28, 1988. Pursuant to the terms of the agreement, the partnership leases the facility and the site and has the exclusive right to maintain and operate the facility. Vidalia has also covenanted not to transfer any right or interest in the transmission lines to anyone other than the partnership. The royalties to be paid by the partnership to Vidalia under these agreements are based on a percentage of gross power revenues. The percentage gradually increases from 3.75% in 1990 to 11.6% in 2021. In 2022 and thereafter, the percentage is 20%.

The partnership has also entered into an agreement with the US Army Corps of Engineers (the "Corps") providing for the flow of water required for the facility. This agreement expires on December 31, 2031. The Corps, which is responsible for regulating the flow of water between the Mississippi and the Atchafalaya Rivers, has agreed to cooperate with the partnership to provide sufficient water to the station, subject to any requirements of the Flood Control Act of 1954, to enable it to operate. The station must be operated and maintained by the partnership in accordance with the procedures set forth in the agreement. The procedures contemplate, among other things, dredging and the construction of dikes, if necessary, at the partnership's expense. The partnership has not yet been required to undertake any dredging or to construct any dikes.

HIGHVALE POWER


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GREAT LAKES POWER INC.                                                        14

OVERVIEW

Highvale Power Corporation ("Highvale Power") was acquired by Great Lakes in July 1996. It owns 215,000 hectares of freehold lands and 3,900 hectares of Crown lease lands in central Alberta, which together contain 540 million tonnes of recoverable coal reserves. The main holdings are in the Wabamum and Magnolia coalfields near Wabamum Lake, west of the city of Edmonton, and in the Pickardville-Morinville coalfield north of Edmonton.

Approximately 115 million tonnes of recoverable coal at the Highvale mine in the Wabamum coalfield have been leased to TransAlta Utilities Corporation ("TransAlta") under renewable royalty agreements expiring in 2005 and 2021, respectively. The Highvale mine supplies coal to TransAlta's Keephills (766 MW) and Sundance (1,980 MW) power stations, which together produce approximately 75% of Alberta's coal-fired energy. The coal supplied by the Highvale mine is approximately 30% of the total requirement of these two plants. The coal is mined under contract to TransAlta by Luscar Ltd.

In addition to the coal reserves committed to TransAlta, Highvale Power has approximately 425 million tonnes of further reserves. Of these, 353 million tonnes are located at the Wabamum and Magnolia coalfields in the Wabamum Lake area and are of a quality similar to that mined at the Highvale mine. These reserves include 170 million tonnes located on freehold lands and 183 million tonnes located on Crown lease lands. A further 72 million tonnes of coal reserves are located in freehold lands in the Pickardville-Morinville coalfields.

PROJECT AGREEMENTS

Highvale Power has entered into two agreements with TransAlta for the sale of coal in return for royalty payments. The Highvale 1 Agreement, which runs from 1972 to 2005, provides for the sale of coal to a depth of 2,275 feet above sea level on certain of Highvale Power's lands. Royalty payments are based on annual coal production plus a predetermined annual purchase payment. The royalty rate is tied to the highest Alberta Crown royalty rate. This agreement is renewable in 2005 by mutual agreement. Coal production from the subject lands is expected to continue to approximately 2012.

         The Highvale 2 Agreement, which runs from 1982 to 2021, provides for the sale of 27.3 million tonnes of coal. Royalty payments are based on annual production subject to a take-or-pay annual tonnage of 1.6 million tonnes. The royalty rate is tied to the Alberta Crown coal royalty rate plus an over-royalty rate based on a factor which escalates over the life of the lease, adjusted to the rate of inflation. This agreement is renewable in 2021 by mutual agreement.


                            POWER GENERATION OUTLOOK

STRATEGIC EMPHASIS AND OUTLOOK

The Company will continue to emphasize control over operating and maintenance costs, explore ways of increasing its customer base and the market for its hydroelectric power, and examine potential development and redevelopment projects within its service area. Great Lakes will also continue to work on developing and operating other projects in North and South America outside its primary service area where it can apply its long experience in the power generating business. In pursuing such opportunities, Great Lakes will focus on small and medium-sized hydroelectric power projects, including projects with water-storage capacity, and gas-fired cogeneration projects.

Based on industry trends, Great Lakes believes it is well positioned for growth opportunities that could strengthen its power generating operations. Management believes that these industry trends favour companies like Great Lakes which have a good operating history, a low-cost orientation, development expertise and access to capital.

DEVELOPMENT OPPORTUNITIES

In 2000, Great Lakes announced a $500 million capital investment program, with the objective of doubling the earnings from its power operations by 2005. As part of this plan, the Company is exploring opportunities to acquire and develop additional hydroelectric generating capacity in Canada and


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GREAT LAKES POWER INC.                                                        15
elsewhere in North and South America. In addition to the initiatives described elsewhere in this Annual Information Form, Great Lakes has entered into a 50/50 partnership with Canadian Hydro Developers Inc. to build the 30 MW Pingston
Creek hydroelectric generating station near Revelstoke in British Columbia. This $45 million project is expected to be completed in mid-2002.

During 2000, Brascan re-entered the electrical energy business in Brazil through wholly-owned Brascan Energetica S.A. ("BESA"). Over 15 sites have been identified for the potential development of new hydroelectric stations, primarily stations of 30 MW or less located in southern Brazil. Construction started on two of these projects in the first half of 2001: the 30 MW Passo do Meio station in the State of Rio Grande do Sul and the 16 MW Pedrinho project in the State of Parana. Great Lakes is providing advisory services to BESA on the development of these projects.

GENERAL OPERATING RISKS

The development of projects of the type that Great Lakes undertakes is complex. There can be no assurances that Great Lakes will be able to obtain new power sales agreements, overcome any local opposition to the development of new projects, obtain the necessary site agreements, ensure fuel supply, or obtain construction contracts, steam sales agreements, licenses and certifications, environmental and other permits and financing necessary for the successful development of these projects.

Operating income from hydroelectric power generation fluctuates mainly in relation to the availability of water in the Company's river systems. In the case of Northern Ontario Power, higher than average water inflows increase stored water levels. This enables greater internal power generation which reduces more expensive external power purchases, resulting in higher earnings.

Algoma Steel, the largest industrial customer of Northern Ontario Power, accounts for approximately one-third of its operating revenue. Algoma Steel is currently operating under CCAA protection. Should demand from this customer be temporarily interrupted, the effect on the Company's profitability would be substantially offset by a reduction in purchases of higher-priced power and the sale of any surplus power to the Ontario power grid and other interconnected power markets.

         While changes in the level of precipitation impact the power generation of Great Lakes' individual operations, its interests in hydroelectric stations located in several different watersheds help it balance the financial impact of these fluctuations. Risk is also reduced through the existence of long-term power sale contracts with many of Great Lakes' major customers and by insurance policies that cover fluctuations in precipitation levels below specified minimum levels.

CHANGES IN THE POWER INDUSTRY

In Canada, over 80% of the electricity generated is provided by large provincially-owned corporations, such as Hydro-Quebec and Ontario Power Generation Inc., with the remainder being produced by smaller investor-controlled corporations or by industrial companies. In the late 1970s and 1980s, provincial governments, which have legislative authority over the supply of power and utilities, responded to consumer demand for competitive electricity tariffs by initiating programs and policies aimed at permitting the purchase of electricity from independent power producers. In the 1990s, ongoing customer demand for lower prices and the desire to improve global competitiveness in the United States, Canada and worldwide led to many initiatives to restructure the electricity industry from a highly regulated industry controlled by large vertically integrated Crown-owned utilities to one which should eventually favour increased competition and promote opportunities for new market participants. Deregulation of the electricity industry is now under way or being studied in most provinces in Canada, and a number of jurisdictions in the United States.

Ontario

In 1995, the Ontario Government established the MacDonald Committee on Competition in Ontario's Electricity Industry to review the then existing regulatory regime and the role of the public and private sectors. In November 1997, the Ontario Government released its White Paper entitled "Direction for Change - Chartering a Course for Competitive Electricity and Jobs in Ontario". This document embodied


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GREAT LAKES POWER INC.                                                        16
the Ontario Government's restructuring plan to create competitive wholesale and retail markets for electricity in the year 2000.

The Energy Competition Act, 1998 received Royal Assent in 1998 to, among other things: (i) end Ontario Hydro's monopoly in electricity supply and introduce a competitive market; (ii) broaden the mandate of the Ontario Energy Board to include regulation of the electricity sector and improve gas sector regulation; and (iii) reorganize Ontario Hydro into its successor commercial corporations.

The process of restructuring Ontario's electricity industry continued on a number of fronts during 1999. On April 1, 1999, a significant milestone was reached when Ontario Hydro's five successor companies were established as follows: Ontario Hydro Services Company Inc. now known as Hydro One Inc. ("HOI"); Ontario Power Generation Inc. ("OPG"); Ontario Electricity Financial Corporation ("OEFC"); Independent Electricity Market Operator ("IMO"); and Electrical Safety Authority.

In this corporate restructuring, HOI received the transmission, distribution and retail assets and OPG received the electricity generating assets. Both companies were established with commercial capital structures. OEFC is responsible for the servicing and retiring of the former Ontario Hydro's provincially guaranteed debt and certain other legacy liabilities. OEFC is also responsible for the contracts with independent power producers, such as the Company's Valerie Falls Power and Lake Superior Power operations. The IMO has been set up as a non-profit corporation responsible for ensuring the reliability and fairness of the electricity market.

Also on April 1, 1999, the Minister of Energy directed the Ontario Energy Board ("OEB") to implement the Market Power Mitigation Agreement through licence conditions for OPG, the IMO and OHSC. Included in this agreement is OPG's requirement to de-control 4,000 MW of tier two capacity within 42 months of market opening, which, at OPG's discretion, may include up to 1,000 MW of hydroelectric capacity. In addition, OPG is required to reduce its effective control of generating capacity in Ontario to not more than 35% within 10 years.

In late May 2000, the OEB issued its decision approving HOI's transmission cost allocation and rate design to be in effect from the opening of the market. In June 2000, the Minister of Energy announced that the opening of Ontario's electricity market would be delayed from the November 2000 target. In late April 2001, the Minister of Energy established a new target planning date for the opening of Ontario's competitive electricity market as May 2002. This will require many items of work to be completed by the IMO and OEB prior to market opening. Some of these items include the finalization of the market rules, confirmation of market readiness by the IMO and the approval of the provincial transmission revenue allocation to be approved by the OEB. In addition, the treatment of Ontario's independent power companies, such as Great Lakes, will have to be finalized.

         Great Lakes participated in the consultation process leading up to these changes, and continues to consult with the government on matters of specific concern to independent power companies in Ontario. Great Lakes has made specific representations to the Government on matters of particular interest to the Company. For example, Great Lakes has maintained that it would be unfair for it and its customers to bear any charges which may be imposed to retire the residual stranded debt of the former Ontario Hydro, given the Company's long history of having operated what is essentially a separate power market in northern Ontario for the distinct benefit of its customers.

         Changes in the present regulatory system could impact the operating income from the Company's power operations in Ontario in a number of ways. Increased competition could reduce power prices in the short term and would enable customers in the Province to seek alternative suppliers. However, the Company believes that its low-cost structure, which has enabled it to maintain lower prices than are generally charged elsewhere in Ontario and neighbouring US jurisdictions, and its strategically located hydroelectric generating facilities, which can store water for use during periods when higher on-peak rates apply, should enable it to remain very competitive. A more open and competitive environment would also enable the Company to seek additional customers and, over the long run, justify the expansion of its generating base.


--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        17

         Quebec

         In Quebec, the National Assembly assented to Bill 50, an Act Respecting the Regie de l'energie (the "Act"), on December 23, 1996. The Act outlines the roles of the various forms of energy in Quebec's development and the means that will be used to meet the energy needs of Quebec consumers.

         According to the Act, Hydro-Quebec possesses exclusive electric power distribution rights throughout Quebec, excluding those areas that, on May 13, 1997, were served by a distributor operating a municipal or private electric distribution system. On that date, the Maclaren Energy System was operated by Nexfor as a private electric distribution system and, therefore, Hydro-Quebec does not have exclusive distribution rights within the areas served by the Maclaren Energy System.

         In May 1997, Hydro-Quebec officially opened its system to wholesale "wheeling" as a prerequisite for the granting by the Federal Energy Regulatory Commission of the United States to Hydro-Quebec of a power marketer's license to compete in the northeast United States electricity markets, which it received on November 12, 1997. As a result of this action, electricity producers in Quebec now have the option to sell electricity outside Quebec and to "wheel" it through Hydro-Quebec's transmission lines at specified rates.

         ADVANTAGES OF HYDROELECTRIC GENERATION

         The Company believes that the unique nature of hydroelectric generation provides many advantages over other forms of electricity generation. The advantages of hydroelectric power can be attributed to its high level of reliability, low operating costs, operational flexibility to meet ongoing base load electricity needs and peak demands, minimal environmental impacts, and its reliance on water, a renewable resource.

         Reliability: The equipment involved in producing hydroelectric power has relatively few moving parts. Since the process does not include combusting fossil fuels at high temperatures or creating steam, there is minimal wear and tear on the machinery, which contributes to long life and low maintenance requirements. Unplanned outage rates for hydroelectric units are among the lowest in the electricity industry.

         Low Operating Costs: Other than water royalties paid to governmental authorities, hydroelectric facilities do not have any fuel costs, which can be significant and highly volatile for fossil-fuelled plants. As well, most hydroelectric plants can be operated remotely by a single person from a centralized control centre. Combined with the low maintenance and outstanding reliability of equipment operating expenses are comparatively low.

         High Operational Flexibility: Hydroelectric plants can adjust quickly to changes in demand and, depending on the flow of the river and the storage capacity of the reservoirs, hydroelectric plants can service both the base power requirements of its customers as well as their peak power requirements.

         Low Environmental Impact: Hydroelectric generation produces virtually no greenhouse gas emissions or any acid rain, which have major impacts on the environment. Hydroelectric generation minimizes thermal, chemical, radioactive, water and air pollution as compared to fossil-fuelled and nuclear generated power. Instead of producing substantial amounts of residual wastes during the power generation process, hydroelectric generation simply returns the water to the river.

SAFETY, HEALTH AND THE ENVIRONMENT

         It is the Company's policy that all of its operating subsidiaries manage their activities having regard to high standards of safety and the well-being for their employees, and that they demonstrate care for the environment through the use of recognized sustainable development practices in compliance with all relevant laws and regulations. Compliance with this policy is achieved through developing and implementing managed systems that form an integral part of the daily business activities of all the Company's operating subsidiaries. These subsidiaries require compliance with their established safety, health and environmental practices from all employees, contractors, agents and others involved in their operations, and provide suitable training to achieve the desired compliance.


--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        18

Great Lakes continues to act as a mentor in the Ontario Government's Safe Workplaces, Sound Business project and volunteers as a safety ambassador for the Workplace Safety Insurance Board. These projects involve senior executives offering advice and information about their organization's health and safety knowledge, expertise and experience as a resource for other businesses.

Great Lakes has adopted the Environmental Commitment and Responsibility Program of the Canadian Electricity Association. In December 2000, the environmental management systems at its northern Ontario and Maclaren Energy operations were registered as compliant with the ISO 14001 Environmental Standard. In March 2001, Great Lakes' hydroelectric stations received certification as "low impact renewable" electricity sources by Canada's Environmental Choice Program ("ECP"), enabling the Company to use the ECP's "EcoLogo" trademark for electricity generated from these stations.


--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        19

         The following table contains selected information on the Company's 22 generating stations as at May 1, 2001:


                                                                                                                Average
Name of                            Type                     Installed                    Average   Operating     Annual    Number of
Generating Station                                           Capacity      Storage        Inflow        Head     Energy   Generating
                                                                 (MW)   (cfs days)         (cfs)       (ft.)      (GWh)        Units
------------------------------------------------------------------------------------------------------------------------------------
NORTHERN ONTARIO POWER

St. Mary's River
FRANCIS H. CLERGUE                 Hydroelectric                 52.2           --       37,000           19      370.9            3
------------------------------------------------------------------------------------------------------------------------------------
Michipicoten River
SCOTT FALLS                        Hydroelectric                 22.2        1,147        2,527           75       95.0            2
HIGH FALLS                         Hydroelectric                 27.0        1,016        2,493          148      162.2            3
MCPHAIL                            Hydroelectric                 11.0        5,546        2,454           47       53.7            2
HOLLINGSWORTH                      Hydroelectric                 23.2      216,336        2,163          114      102.4            1
------------------------------------------------------------------------------------------------------------------------------------
Montreal River
ANDREWS                            Hydroelectric                 45.9          500        1,505          185      154.4            3
HOGG                               Hydroelectric                 17.5        3,145        1,495           77       63.1            1
GARTSHORE                          Hydroelectric                 23.0       12,670        1,490          114       93.2            1
MACKAY                             Hydroelectric                 62.0      205,095        1,479          249      177.2            3
------------------------------------------------------------------------------------------------------------------------------------
Magpie River
MISSION FALLS                      Hydroelectric                 15.0           --          921          117       56.2            1
HARRIS                             Hydroelectric                 12.5           --          918           97       45.5            1
STEEPHILL FALLS                    Hydroelectric                 15.5       44,560          791          136       53.9            1
------------------------------------------------------------------------------------------------------------------------------------
GREAT LAKES HYDRO INCOME
FUND
Maclaren Energy
MASSON                             Hydroelectric                105.0           --        5,779          184      633.0            4
DUFFERIN                           Hydroelectric                 38.0           --        5,754           59      195.0            2
HIGH FALLS                         Hydroelectric                 95.0      544,811        5,445          180      565.0            4
------------------------------------------------------------------------------------------------------------------------------------
Powell River Energy
POWELL RIVER                       Hydroelectric                 46.0      292,450        3,321          285      305.0            5
LOIS LAKE                          Hydroelectric                 36.0      139,903          920          440      216.0            2
------------------------------------------------------------------------------------------------------------------------------------
OTHER POWER OPERATIONS
Lake Superior Power
LAKE SUPERIOR POWER                Natural gas-fired            110.0          n/a          n/a          n/a      839.6            3
                                   cogeneration
------------------------------------------------------------------------------------------------------------------------------------
Valerie Falls Power
VALERIE FALLS                      Hydroelectric                 10.0      127,132        1,400           67       41.8            2
------------------------------------------------------------------------------------------------------------------------------------
Pontiac Power
WALTHAM                            Hydroelectric                 11.0       92,300        1,305          136       71.1            5
COULONGE                           Hydroelectric                 17.0       97,000        2,590          145      118.5            2
------------------------------------------------------------------------------------------------------------------------------------
Louisiana HydroElectric
Power
SIDNEY A. MURRAY, JR               Hydroelectric and flood      192.0           --      102,000      6 to 20      973.2            8
                                   and sediment control
------------------------------------------------------------------------------------------------------------------------------------

(1)  Includes storage on upstream lakes and reservoirs.

--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        20

GLOSSARY OF TERMS

AVERAGE ANNUAL ENERGY: the total energy generated annually by a power station, averaged over the last five calendar years of full operation or since the start of full operation, if less, measured in gigawatt hours (GWh).

AVERAGE INFLOW: the average water flow available for power generation measured in cubic feet per second (cfs).

GIGAWATT HOUR: one gigawatt hour equals one million kilowatt hours. A kilowatt hour is equivalent to the energy consumed by a 100 watt light bulb burning for 10 hours.

INSTALLED CAPACITY: the measure of a power station's electric generating capacity at full production, measured in megawatts (MW).

MEGAWATT: one megawatt equals one thousand kilowatts. A kilowatt is the electrical energy required to turn on ten 100 watt light bulbs and is equivalent to 1.34 horsepower.

OPERATING HEAD: the vertical distance that water drops to the tailrace in order to generate hydroelectric power, measured in feet.

STORAGE: the temporary holding capacity available to store water for later use in electricity generation, measured in cubic feet per second days (cfs days).


                              INVESTMENT ACTIVITIES

The Company maintains a portfolio of securities, loans receivable and long-term corporate investments, which are held to generate additional cash flow on a tax-effective basis. These investments, which are principally in associated companies, have consistently contributed to Great Lakes' earnings and capital base. In determining whether to participate in an investment, the Company's management assesses each opportunity against its investment guidelines which require investments to earn an acceptable rate of return from dividends or interest in relation to risk or have the potential for substantial capital appreciation.

Investment transactions involving companies which are associated with Great Lakes are completed on normal market terms. Such transactions are reviewed by a committee of independent directors of Great Lakes comprised of individuals with investment experience.

Investment income from the Company's preferred shareholdings varies only with the amount invested as the rate of return is fixed. Other investment income is sensitive to interest rate changes; however, a similar offsetting sensitivity exists with a portion of the Company's debt.

SECURITIES PORTFOLIO

The Company's securities portfolio is comprised primarily of preferred shares of associated companies. The book value of the Company's securities portfolio by business sector at December 31, 2000 compared to the prior year is summarized below:

millions                                                2000                1999
--------------------------------------------------------------------------------
Property                                                $220                $171
Natural resources                                        148                 189
Financial services                                        21                  21
Diversified                                              189                 189
Short-term deposits and other                             83                  76
--------------------------------------------------------------------------------
                                                        $661                $646
================================================================================

LOANS AND ACCOUNTS RECEIVABLE

The Company's loans and other receivables had a book value of $322 million as at December 31, 2000 (1999 - $325 million). These included $67 million (1999 - $67 million) of coal royalty receivables relating to the operations of Highvale Power.


--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        21

LONG-TERM INVESTMENTS

The book values of the Company's principal long-term investments at December 31, 2000 compared to the prior year are shown below:

millions                                                2000                1999
--------------------------------------------------------------------------------
Trilon Financial Corporation                            $195                $195
Noranda Inc.                                             150                 150
Brascan Corporation                                      112                 112
Other investments                                         79                  78
--------------------------------------------------------------------------------
                                                        $536                $535
================================================================================

Further information on Great Lakes' long-term investments is contained in the Company's Annual Financial Report on page 8.

         In addition to the information contained in this Annual Information Form, Trilon, Noranda and Brascan have prepared their own Annual Information Forms and Annual Reports containing information specific to their operations. Copies of these documents may be obtained from securities administrators in each province of Canada or from the Secretary of the Company.

                             FINANCING ARRANGEMENTS

         The Company finances its operations through bank facilities, a $118 million commercial paper program, term debt in the form of notes, and loans provided by Brascan.

         In August 1999, the Company issued US $200 million of 8.3% Notes maturing March 1, 2005. The Notes are senior unsecured obligations of the Company. The indenture under which the Notes are issued contains certain limitations on the Company relating to the issuing of debt and preferred shares, distributions by and transfers to subsidiaries of the Company, the incurring of liens on the assets of the Company and its subsidiaries, certain sale and leaseback transactions by the Company, transactions with affiliated and related persons, mergers, consolidations and certain sales of assets by the Company and a change of control of the Company. The indenture also requires the maintenance by the Company of a minimum consolidated net worth.

         Great Lakes Power Limited ("GLPL"), the principal subsidiary through which the Company conducts its power generating operations in Ontario, has issued $251 million of First Mortgage Bonds under a $500 million mortgage bond indenture secured by its northern Ontario hydroelectric generating stations and related assets. The $95 million of Series 3 Bonds, issued on December 31, 1996, bear interest at 6.69% and are due December 31, 2001. In May 1998, GLPL issued US $105 million of Series 4 First Mortgage Bonds to replace the US $105 million Series 2 Bonds which came due April 7, 1998. The Series 4 Bonds bear interest at 6.57% and are due June 16, 2003. The Series 3 and Series 4 bonds rank equally.

         The security for the Series 3 and Series 4 Bonds consists of a first, fixed charge on the fixed assets of the Northern Ontario Power system and a floating charge on all other assets of the system, excluding trade accounts receivable. GLPL has agreed not to create a lien on these trade accounts receivable without each of the Series 3 and 4 Bonds being equally secured.

         In addition, GLPL finances its operations through bank facilities and from loans provided by Brascan. The Company has a policy of hedging its assets and liabilities from interest rate and foreign exchange fluctuations.


--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        22

                            ENVIRONMENTAL MANAGEMENT

Great Lakes is committed to the environmentally responsible management of its assets. Developments in the last 15 years have all been subjected to full environmental assessment studies. Public information meetings have been held in order to hear concerns and appropriate actions were taken to address those concerns. Projects constructed prior to this period have been fully audited and mitigation steps have been instituted, where necessary, to bring all plants to accepted standards. Expenditures on environmental compliance are minimal due to the nature of the assets held.

Great Lakes has funded fish stocking activities in the Magpie River and has also worked for many years with local rod and gun clubs to hatch salmon in the Michipicoten River. At the Lake Superior Power cogeneration plant in Sault Ste. Marie, monitoring of air, water and noise is part of an ongoing program of environmental management. At the Sydney A. Murray, Jr. Generating Station in Louisiana, studies are being funded to ensure the continued existence of the Pallid Sturgeon. This fish was previously thought to be close to extinction but was recently discovered by fishermen in the tailrace area of the plant.

The Company and its operating affiliates continue to monitor environmental standards and to take a proactive position towards protection of the environment in all its operational activities.

ENVIRONMENTAL REGULATIONS

The development of hydroelectric resources and the construction and operation of power projects are subject to extensive federal, provincial and state laws and regulations adopted for the protection of the environment. The laws and regulations applicable to Great Lakes' operations primarily involve permits required for the construction of the projects. These permits often contain conditions that require the Company to assess environmental impacts, and mitigate them where possible.

Many of the Company's hydroelectric generating stations were built prior to the imposition of these more strict environmental laws and regulations. Developments since approximately 1980 have been subject to an environmental assessment process, which included public information meetings, full environmental impact studies, and appropriate actions taken to allay public concerns and environmental impacts where possible.

Non-compliance with environmental laws and regulations, or conditions contained in permits and approvals, can result in the imposition of fines or other penalties. In some cases, environmental laws may also impose clean-up or other remedial obligations, or the obligation to mitigate environmental impacts from projects. The following federal and provincial laws are among the more significant Canadian environmental laws that apply to the Company. Other federal and provincial laws may also apply, particularly to the development and construction of power projects, and may impose stricter requirements than those discussed below.

FISHERIES ACT (CANADA)

This Act prohibits the alteration or destruction of fish habitat, and prohibits the addition of any substance that may be harmful to any water that may be inhabited by fish. Permits are required for the construction of hydroelectric projects which may alter fish habitat. Most recent projects require mitigation, compensation and monitoring agreements prior to the issuance of a permit to alter or destroy fish habitat. All the Company's power projects comply with the Fisheries Act and, where permits were required for the construction or development of those projects, those permits were obtained. The Company also believes it is in material compliance with any conditions imposed by the permits obtained under the Fisheries Act.

ONTARIO WATER RESOURCES ACT

The Ontario Water Resources Act is the main provincial statute regulating the use of water in Ontario. It prohibits the addition of any substance to the waters of the province that may impair the quality of the waters. Permits are required for the construction of hydroelectric projects which regulate the amount of water contained, minimum flows required downstream, and other matters. The Company believes it is in

--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        23
material compliance with all its permits under the Ontario Water Resources Act, and with the other requirements of the Act.

ENVIRONMENTAL PROTECTION ACT (ONTARIO)

The Environmental Protection Act prohibits discharges to land, air and water that could have an adverse effect on the environment. It also imposes a requirement for a Certificate of Approval for any construction or equipment that may discharge a contaminant into any part of the environment other than water. The Company has obtained all such necessary permits under the Environmental Protection Act, and is in material compliance both with the Environmental Protection Act and the permits issued under it.

The Environmental Protection Act also regulates the management and disposal of waste. The Company's waste generation is not significant, and all wastes are disposed of in material compliance with the requirements of the Environmental Protection Act. The Company is not currently subject to any liability of which it is aware for the disposal of any of its waste.

The use and storage of PCB's, including PCB contaminated oils or transformers and any PCB wastes, are controlled by regulation, both federally and under the Environmental Protection Act. The Company complies with that regulation. All major equipment is free of PCB's, and lesser pieces of equipment, such as rural transformers, are being tested for PCB's and replaced as part of an ongoing maintenance program. PCB waste, including out of service equipment, is stored in two designated PCB storage sites, pursuant to regulation. These sites are subject to regular reporting requirements and periodic inspection by the Ontario Ministry of Environment and Energy.

QUEBEC ENVIRONMENTAL AND RESOURCE LEGISLATION

The Environmental Quality Act is Quebec's legislation governing the approval process for the construction and operation of power projects. It imposes a requirement for a Certificate of Authorization to be issued by the Ministry of Environment and Wildlife for works related to existing dams, new dams, powerplants and power transmission lines.

The granting of hydraulic and water rights requires a lease from the Government of Quebec to be approved by a Decree issued under the Watercourses Act. In addition, approval of the plans and specifications for dams, and the use, management and storage of waters for electricity production, also requires approval by Decree under the Watercourses Act.

Permits and approvals for power project related activities may also be required under Quebec's Forest Act, the Regulation Respecting Wildlife Habitat, the Act Respecting Land in the Public Domain and the Act Respecting the Protection of Agricultural Land.

The Company believes that its operations in Quebec, conducted through Pontiac Power, are in material compliance with its permits and all applicable regulations.

UNITED STATES REGULATORY MATTERS

Louisiana HydroElectric Power is also subject to United States federal and state regulations. The operating license, provided by FERC, contains conditions for quantities of water diversion and water quality during dredging of the channel for the project, for example, that continue during the term of the license. The Company is in full compliance with those conditions. In addition, the Company is subject to regulation under both state and federal law with respect to the quality of discharges for sanitary sewage and its oil/water waste collection system. The operation is in material compliance with its permits and all applicable regulations.

                        CAPITAL BASE AND DIVIDEND POLICY

The authorized capital of the Company consists of an unlimited number of Class A Redeemable Preferred Shares, an unlimited number of Class B Preferred Shares and an unlimited number of common shares. On the amalgamation of Great Lakes as a private company on March 2, 2001, the following shares were issued and outstanding: 10,000 Class B Preferred Shares and 101,383,135 common shares.

--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        24

In March 1998, the Predecessor Company implemented a two-for-one stock split whereby common shareholders received a special dividend of one common share for each share held at that time. The common shares of the Company commenced trading on the two-for-one split basis on February 26, 1998. All share and per share information in this Annual Information Form for periods prior to 1998 reflects this share split on a retroactive basis.

It is the policy of the Company to distribute approximately 50% of the current year's earnings in the form of regular dividends on its common shares. Common share dividends are paid quarterly in February, May, August and November of each year. The quarterly dividend was increased from $0.12 to $0.15 per common share in 1994 and from $0.15 to $0.16 per common share during 1996. Special dividends are periodically considered and paid from retained earnings in excess of the Company's needs.

      There exist, in certain circumstances, direct restrictions on the ability of the Company to pay dividends as well as indirect restrictions, insofar as there are restrictions on its subsidiaries in making distributions to the Company. See the description of such restrictions under "Lake Superior Power - Project Agreements"; "Valerie Falls Power - Project Agreements"; "Louisiana HydroElectric Power - Project Agreements"; and "Financing Arrangements".


                  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
               FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      Management's Discussion and Analysis of Financial Condition and Results of Operations for the year ended or as at December 31, 2000 are included in the Company's Annual Financial Report at pages 2 to 11 inclusive and are incorporated herein by reference.




                        CONSOLIDATED FINANCIAL INFORMATION

      The following tables set forth the Company's consolidated balance sheets and income statements as at and for the five years ended December 31, 2000:

CONSOLIDATED BALANCE SHEETS

--------------------------------------------------------------------------------
millions                              2000     1999      1998      1997     1996
--------------------------------------------------------------------------------
ASSETS
   Securities                        $ 661     $646      $652      $708     $720
   Loans and other receivables         322      325       286       205      153
   Long-term investments               536      535       565       594      767
   Property, plant and equipment       957      899       753       729      707
--------------------------------------------------------------------------------
                                    $2,476   $2,405    $2,256    $2,236   $2,347
================================================================================

LIABILITIES
   Accounts payable                   $ 76     $ 99      $ 54      $ 67     $127
   Mortgage bonds and project loans    394      346       360       336      343

   Term debentures                     559      543       456       426      408
   Bank and other loans                 --       --        --        --       85
                                    --------------------------------------------
                                     1,029      989       870       829      963
Future income tax liability            104      107       109       111      112

--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        25

Minority shareholders' interests        94       93        93       135      160
CAPITAL BASE                         1,249    1,216     1,184     1,161    1,112
--------------------------------------------------------------------------------
                                    $2,476   $2,405    $2,256    $2,236   $2,347
================================================================================

--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        26

CONSOLIDATED INCOME STATEMENTS
--------------------------------------------------------------------------------
millions, except per share            2000     1999      1998      1997     1996
amounts
--------------------------------------------------------------------------------
INCOME
   Power operations                 $226.8   $187.7    $190.9    $186.8   $167.7
   Long-term investments              48.0     47.4      48.0      47.9     42.9
   Investment and other income        58.7     51.2      53.1      57.0     57.4
                                    --------------------------------------------
                                     333.5    286.3     292.0     291.7    268.0
                                    --------------------------------------------

EXPENSE
   Interest                           79.2     64.4      66.1      63.7     64.9
   Power and fuel costs               69.8     54.1      66.6      58.4     42.1
   Operating                          26.8     19.2      17.3      20.3     21.9
   Depreciation                       20.7     16.7      16.6      15.3     13.3
   Minority interests                  4.6      3.7       5.7       5.0      7.7
   Income and other taxes             16.9     15.1      15.2      19.4     18.8
                                    --------------------------------------------
                                     218.0    173.2     187.5     182.1    168.7
                                    --------------------------------------------

INCOME BEFORE INVESTMENT SOLD        115.5    113.1     104.5     109.6     99.3
   Income from investment sold         --       --        --       12.5(1)  13.0
--------------------------------------------------------------------------------
NET INCOME                          $115.5   $113.1    $104.5    $122.1   $112.3
================================================================================
PER COMMON SHARE (fully
diluted):(2)
   Income before investment sold     $0.92    $0.90     $0.83     $0.87    $0.79

   Net income                        $0.92    $0.90     $0.83  $0.97(1)    $0.89
--------------------------------------------------------------------------------


(1) In February 1997, the Company sold its common share interest in Brascan Limited for a net gain of $12.5 million or $0.10 per common share.

(2) Amounts prior to 1998 reflect retroactively the two-for-one common share split implemented in March 1998.


                           QUARTERLY OPERATING RESULTS

------------------------------------------------------------------------------------------------------------------------------------
millions, except                                             2000                                         1999
per share amounts                       Dec. 31      Sept. 30   June 30     Mar. 31      Dec. 31    Sept. 30    June 30     Mar. 31
------------------------------------------------------------------------------------------------------------------------------------
Gross revenues                         $   91.5    $   76.3    $   86.7    $   79.0    $   67.4    $   67.1    $   74.3    $   77.5

Net income                                 23.9        26.8        32.7        32.1        20.7        28.2        32.2        32.0

Net income
  per common share                     $    0.19   $    0.22   $    0.26   $    0.25   $    0.18   $    0.22   $    0.25   $    0.25
------------------------------------------------------------------------------------------------------------------------------------

Great Lakes reported net income of $30.4 million, or $0.24 per common share, for the three months ended March 31, 2001 compared to $32.1 million, or $0.25 per common share, for the three months ended March 31, 2000.


                             DIRECTORS AND OFFICERS

Each director holds office until the next annual meeting of shareholders of the Company or until a successor is appointed. As a result of the going-private transaction completed on March 2, 2001,

--------------------------------------------------------------------------------
GREAT LAKES POWER INC.                                                        27
none of the directors or officers owns any securities of the Company. Particulars relating to each director are disclosed in the Company's Annual Filing of Reporting Issuer dated April 30, 2001 on pages 2 and 3 and are included herein by reference.

The names and municipalities of residence of the officers of the Company, the offices currently held by them and their respective occupations during the past five years are as follows:


Name and
Municipal Residence          Office               Date          Other Principal
                                                  Appointed     Occupations
-----------------------------------------------------------------------------------------
Edward C. Kress              Chairman and Chief   October       Executive
Toronto, Ontario             Executive Officer    1998          Vice-President, Brascan
                                                                Corporation

Harry A. Goldgut             President and Chief  October       Senior Vice-President
Thornhill, Ontario           Operating Officer    1998          and General Counsel,
                                                                Brascan Corporation

Richard Legault,             Executive            April 2001    Senior Vice-President
Gatineau, Quebec             Vice-President                     and Chief
                                                                Financial Officer,
                                                                Brascan Corporation

Michael R. McEwen            Senior               April 2000    President and Chief
Sault Ste. Marie, Ontario    Vice-President,                    Executive
                             Operations                         Officer, Great Lakes
                                                                Power Limited

Colin L. Clark               Vice-President,      April 2000    Vice-President,
Sault Ste. Marie, Ontario    Power Development                  Generation,
                                                                Great Lakes Power
                                                                Limited

Alan V. Dean                 Vice-President       April 1998    Senior Vice-President,
Toronto, Ontario             and Secretary                      Public and Corporate
                                                                Affairs, Brascan
                                                                Corporation

Craig J. Laurie              Vice-President and   April 2001    Vice-President, Finance,
Oakville, Ontario            Chief Financial                    Brascan Corporation
                             Officer

Trevor D. Kerr               Vice-President and   November      Vice-President and
Toronto, Ontario             Treasurer            1994          Treasurer,
                                                                 Brascan Corporation

Lisa W. F. Chu               Controller           April 2001    Controller, Brascan
Richmond Hill, Ontario                                          Corporation
-----------------------------------------------------------------------------------------

Prior to October 1998, Mr. Kress was President and Chief Executive Officer of the Company, a position he was appointed to in May 1991. Prior to October 1998, Mr. Goldgut was Vice-President, Planning, a position he was appointed to in March 1997, prior to which he was Senior Vice-President, Jay-M Holdings Ltd., a private investment company. Prior to April 2001, Mr. Legault was Vice-President, Power Markets, a position he was appointed to in February 2000. Mr. Legault is also President, Maclaren Energy Inc., a position he was appointed to in November 1999, prior to which he was a Vice-President at James Maclaren Industries Inc., a position he was appointed to in March 1996. Prior to April 2000, Mr. McEwen was Vice-President, Operations, a position he was appointed to in September 1996, prior to which he was Plant Manager, Lake Superior Power.

Prior to April 2000, Mr. Clark was and continues to be Vice-President, Generation for GLPL, a position he was appointed to in November, 1997, prior to which he was Superintendent of Stations and Metering, Ottawa Hydro Electric Commission. Prior to April 1998, Mr. Dean was and continues to be Senior Vice-President, Public and Corporate Affairs, Brascan, a position he was appointed to in April 1998, prior to which he was Vice-President, Public and Corporate Affairs of Brascan. Prior to April 2001, Mr. Laurie was Vice President and Controller, a position he was appointed to in April 2000. Mr. Laurie is also Vice-President, Finance of Brascan, a position he was appointed to in February 2000, prior to which he was Vice-President and Controller of Trilon. Prior to April 2001, Ms. Chu was and continues to be controller of Brascan Corporation, a position she was appointed in February 2001.

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GREAT LAKES POWER INC.                                                        28

                                  SUBSIDIARIES

     The following is a list of active subsidiaries of Great Lakes indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised, by the Company:

                                                                   Percentage of
                                                                          Voting
                                                    Jurisdiction      Securities
                                                              of           Owned
Name of Subsidiary                           Note  Incorporation   or Controlled
--------------------------------------------------------------------------------
Great Lakes Power Limited                       1        Ontario             100
  BrasPower Equities Inc.                       2         Quebec             100
  Lake Superior Power Inc.                      2        Ontario              50
  Valerie Falls Power Limited Partnership       2        Ontario              65
  First Toronto Equities Inc.                   2        Ontario             100
Highvale Power Corporation                      1        Alberta             100
Hydro-Pontiac Inc.                              1         Quebec             100
Maclaren Energy Inc.                            1        Ontario             100
--------------------------------------------------------------------------------

(1)  Held directly by Great Lakes Power Inc.

(2)  Held through Great Lakes Power Limited

     In addition, the Company beneficially owns, or exercises control or direction over 83% of the non-voting securities of First Toronto Equities Inc.


                             ADDITIONAL INFORMATION

Additional information, including details of directors' and officers' remuneration and indebtedness to the Company, together with principal holders of the Company's securities and interests of insiders in material transactions, where applicable, is contained in the Company's Annual Filing of Reporting Issuer dated April 30, 2001.

Other financial information about the Company is also contained in the Company's audited comparative consolidated financial statements for the fiscal year 2000, provided at pages 12 to 20 in the Company's 2000 Annual Financial Report.

The Company will provide to any person or company upon request to the Corporate Secretary of the Company:

(a) when the securities of the Company are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus which has been filed in respect of a distribution of its securities:

     (i) a copy of the Company's latest Annual Information Form, together with a copy of any document, or the pertinent pages of any document, incorporated therein by reference;

     (ii) a copy of the comparative consolidated financial statements of the Company for the Company's most recently completed financial year, together with the report of the auditor thereon, Management's Discussions and Analysis of Financial Condition and Results of Operations, and a copy of any interim financial statements of the Company issued subsequent to the annual financial statements;

     (iii) a copy of the Company's Annual Filing of Reporting Issuer; and

     (iv) a copy of any other document or report which is incorporated by reference into a preliminary short form prospectus or a short form prospectus; or


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GREAT LAKES POWER INC.                                                        29

(b)  at any other time, a copy of any other document referred to in paragraphs
     (a)(i), (ii) and (iii) above, provided that the Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company.


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GREAT LAKES POWER INC.                                                        30